
Mail Stop 3561

December 13, 2010

Via U.S. Mail

Mr. Ki Nam, Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, California 92626

>   **Re: T3 Motion, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 333-150888**

Dear Mr. Nam:

We have reviewed your response letter filed October 29, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Forward-Looking Statements and Certain Terminology, page 1

1. In future filings, please remove the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act or make it clear that the safe harbor set forth in these sections does not apply to you. You appear to be a penny-stock issuer and, as such, are not entitled to avail yourself of the protections set forth in these sections. Alternatively, advise.

Item 9A. Controls and Procedures, page 41

2. We note your disclosure that management determined that your disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2009. We also note your disclosure on page 43 that you have initiated a number of corrective actions to remediate the material weaknesses in your internal procedures. Please advise as to the specific steps you have taken to remedy the deficiencies in your controls and procedures and the status of each step taken. If, in future filings, you determine that your disclosure controls and procedures are not effective, please add a risk factor to discuss this.

Executive Officers and Directors, page 44

3. In future filings, please revise to include the specific attributes, experience, qualifications or skills that led to the decision that each of your directors should serve on your board. Refer to Item 401(e) of Regulation S-K.

Executive Compensation Program, page 48

4. From the statement that you consider "competitive industry salaries" in determining base salaries, it appears that you benchmark. Please confirm that in future filings you will name the companies you use in determining "competitive industry salaries" or advise.

Signatures, page 63

5. In future filings, please revise to include the signature of your principal accounting officer or controller. Refer to the Instructions to Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-2

6. Please amend your 10-K to file the updated auditors' report as soon as practical after all comments are cleared.

Form 10-Q for the quarter ended June 30, 2010

Notes to Consolidated Financial Statements
Note 4 – Related Party Notes Payable, page 10

7. We note from your disclosure on page 11 that the note payable and accrued interest was not
    repaid in full by April 2010 and as a result, additional warrants were issued to Immersive for
    an extension of the maturity date to March 31, 2011 and such warrants were recorded as a
    debt discount. Furthermore, we also note that interest was amended to 15%. Please tell us
    what consideration was given to the guidance in ASC 470-50-40 in determining the
    appropriate accounting treatment. We may have further comment upon receipt of your
    response.

Form 10-Q for the quarter ended September 30, 2010

Condensed Consolidated Statements of Cash Flows (Unaudited), page 5
Supplemental Disclosure of Cash Flow Information, page 6

8. Please tell us the nature of the line item "Deposits for equipment" in the amount of $470,599
    for the nine months ended September 30, 2010. Given that deposits are usually paid in cash,
    your response should clearly explain why this amount represents a noncash activity.

Statements of Stockholders' Equity

9. We note from your disclosures in the notes to the consolidated financial statements the
    occurrence of a significant number of equity transactions during fiscal 2010. Given the
    increased level of activity affecting your stockholders' equity accounts, we believe you
    should provide statements of stockholders' equity in future filings to assist readers with
    understanding how such transactions affect your stockholders' equity accounts. As part of
    your next response, please provide us with your statements of stockholders' equity for the
    nine months ended September 30, 2010 and confirm to us that you will comply with this
    comment with subsequent Form 10-Qs that have significant equity transactions.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions
regarding comments on the financial statements and related matters. Please contact Chanda
DeLong at 202-551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief